FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 3rd 2004, announcing its results for the quarter ended September 30, 2004.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of Gilat Satellite Networks Ltd. (022-38667), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242), (No. 333-113950) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-113932), (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: November 3, 2004

Gilat Announces Third Quarter 2004 Results

Petah Tikva, Israel, November 3, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today reported its results for the quarter ended September 30, 2004.

Revenues for the third quarter of 2004 were US$64.8 million and net loss was US$(0.2) million or US$(0.01) diluted per share. By comparison, revenues for the third quarter of 2003 were US$44.6 million, and net loss was US$(4.2) million or US$(0.32) diluted per share. The 2004 third-quarter net loss includes impairment of long-lived assets in the amount of US$ 2.2 million. The 2003 third-quarter net loss includes a gain from restructuring of debt in the amount of US$4.5 million and other income in the amount of US$0.8 million offset by restructuring charges in the amount of US$1.7 million. Included in the third quarter of 2004 results are US$7.6 million in depreciation and amortization expenses as compared to US$5.8 million for the same period last year.

Revenues for the nine-month period ended September 30, 2004 were US$179.7 million and net loss was US$(8.5) million or US$(0.38) diluted per share. By comparison, revenues for the nine-month period ended September 30, 2003 were US$147.8 million, and net income was US$109.8 million or US$10.91 diluted per share. The net loss for the nine-month period ended September 30, 2004 includes charges relating to inventory write offs in the amount of US$2.0 million and impairment of long-lived assets in the amount of US$ 2.2 million. The net income for the nine-month period ended September 30, 2003 included a gain from restructuring of debt in the amount of US$185.6 million and other income in the amount of US$0.8 million offset by charges relating to inventory write offs in the amount of US$3.2 million, restructuring charges in the amount of US$3.9 million and impairment of long-lived assets in the amount of US$23.9 million. Included in the results of the nine-month period ended September 30, 2004 are US$23.5 million in depreciation and amortization expenses as compared to US$19.9 million for the same period last year.

In accordance with the FASB Interpretation No.46, Consolidation of Variable Interest Entities, (“FIN 46”), Gilat has consolidated the financial results of StarBand Communications beginning from the first quarter of 2004. As a result of the above, the Company recorded revenues of US$7.1 million, and a net income of US$0.4 million in the third quarter of 2004 and revenues of US$21.5 million, and a net income of US$0.4 million in the nine-month period ended September 30, 2004.

The Company reported total cash balances (including cash and cash equivalents, short-term bank deposits, short-and long-term restricted cash and restricted cash held by trustees less short-term bank credits) of US$111.9 million as of September 30, 2004, an increase of US$6.6 million from the cash balance of US$105.3 million as of June 30, 2004.

“Demand for Gilat’s products and services is strong and we are pleased to report that our financial and operational performance is improving,” said Shlomo Rodav, Chairman of the Board and CEO of Gilat. “Our balance sheet is healthy with cash balances of approximately US$112 million, revenues were strong and our margins rose in the quarter. For the third consecutive quarter we have generated positive earnings before interest, taxes, depreciation and amortization (EBITDA) and we continue to expect to be EBITDA positive for 2004 as a whole.”

Rodav added, “This past quarter, we announced our first SkyEdge deal with Australia’s second largest telecommunications company, SingTel Optus. In general, we have received a very good reception for the SkyEdge and our sales funnel includes a growing number of SkyEdge prospects, some of which we expect to be finalized in the near future.”

Continued deal funnel – Gilat announced new deals in Australia, the Ukraine, and the United States

—	Gilat announced an agreement to supply the Ukrainian National Lottery (UNL) with a satellite-based VSAT network based on its Skystar Advantage VSAT platform to serve lottery kiosks across the country. The Ukrainian National Lottery operates a constantly growing network of more than 2,400 lottery kiosks across the country. Hundreds of these existing sites that have been connected by terrestrial communications are now being transferred to satellite technology.

—	Gilat announced an agreement to supply Australia’s second largest telecommunications company, SingTel –Optus, with a SkyEdge hub and remote sites for the expansion of Optus’s already existing Gilat networks, which will be upgraded to SkyEdge as well.. The agreement with Optus was the first SkyEdge contract to be announced following a successful beta phase.

—	Spacenet Inc. has expanded its Connexstar channel partner program with the addition of Enterprise Satellite Solutions, LLC (ESS), an Arizona-based provider of commercial-grade networking services. ESS, which specializes in complete solutions for multi-location retail businesses, inaugurated its new relationship with Spacenet by announcing a three-year contract to provide a Connexstar broadband satellite network to the Allsup’s convenience store chain in New Mexico and West Texas.

—	Spacenet also has been selected by Buffets, Inc. to provide a Connexstar broadband satellite network to 350 restaurants nationwide.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Barry Spielman
+972-3-925-2201; barrys@gilat.com

Gilat Investor Relations:

+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Satellite Networks Ltd.
Condensed Consolidated Income (Loss) Statements
US dollars in thousands

		Nine months ended September 30		Three months ended September 30
		2004	2003	2004	2003
		Unaudited	Unaudited	Unaudited	Unaudited

Revenues		179,697	147,796	64,749	44,591
Cost of Revenues		124,324	116,721	43,576	34,766
Inventory write off		2,000	3,185

Gross profit		53,373	27,890	21,173	9,825

Research and development expenses:
Expenses incurred		14,048	17,246	4,807	5,211
Less - grants and participation		4,445	3,968	1,969	1,958

Research and development expenses, net		9,603	13,278	2,838	3,253

Selling, marketing general and administrative expenses		51,793	54,490	17,458	17,476
Provision for doubtful accounts		222	1,785	17	126
Restructuring charges			3,905		1,741
Impairment of tangible and intangible assets		2,161	23,851	2,161
Gain from derecognition of Liability		(245)

Operating loss		(10,161)	(69,419)	(1,301)	(12,771)

Financial income (expenses) - net		2,838	(1,742)	1,767	1,878
Other income (expenses)		(192)	822	(192)	822
Gain from restructuring of debt			185,609		4,516

Income (loss) before taxes on income		(7,515)	115,270	274	(5,555)

Taxes (benefits) on income		2,696	7,926	906	(26)

Income (loss) after taxes on income		(10,211)	107,344	(632)	(5,529)

Share in profits of affiliated companies		937	3,148	450	816
Minority Share in losses (profits) of a subsidiary		164	(650)		541

Net income (loss) from continuing operations		(9,110)	109,842	(182)	(4,172)

Gain from cumulative effect of a change
in an accounting principle		611

Net income (loss)		(8,499)	109,842	(182)	(4,172)

Earnings (loss) per share (in US dollars)	Basic	(0.38)	11.21	(0.01)	(0.32)

	Fully Diluted	(0.38)	10.91	(0.01)	(0.32)

Weighted average number of shares
used in computation of earnings
(loss) per share (in thousands)	Basic	22,227	9,801	22,230	12,995

	Fully Diluted	22,227	10,146	22,230	12,995

Gilat Satellite Networks Ltd.
Condensed Consolidated Balance Sheet
US dollars in thousands

	September 30,	December 31,
	2004	2003
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	60,667	51,781
Short-term restricted cash	13,618	6,504
Restricted cash held by trustees	9,311	26,656
Trade receivables (net of allowance for doubtful accounts)	39,481	37,177
Inventories	27,837	37,760
Receivables in respect of capital leases, prepaid expenses
and other accounts receivable	31,327	30,761

Total current assets	182,241	190,639

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	7,721	13,664
Long-term restricted cash held by trustees	23,501
Severance pay fund	7,573	7,343
Long-term trade receivables, receivables in respect of capital leases
and other receivables, net	30,839	39,112

	69,634	60,119

PROPERTY AND EQUIPMENT, NET	133,339	141,581

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	8,029	9,617

TOTAL ASSETS	393,243	401,956

	September 30,	December 31,
	2004	2003
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	2,907	1,770
Current maturities of long-term loans	8,339	3,000
Trade payables	18,320	25,715
Accrued expenses	27,667	35,040
Short-term advances from customer held by trustees	13,050	11,124
Other accounts payable	42,841	39,500

Total current liabilities	113,124	116,149

LONG-TERM LIABILITIES:
Accrued severance pay	7,898	7,151
Long-term advances from customer held by trustees	43,827	28,395
Long-term loans, net of current maturities	108,730	116,526
Accrued interest related to restructured debt	17,573	20,540
Other long-term liabilities	16,812	15,762
Excess of losses over investment in affiliates	2,122	2,543
Convertible subordinated notes	15,866	15,543

Total long-term liabilities	212,828	206,460

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST		2,946

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	981	980
Additional paid in capital	717,657	718,225
Accumulated other comprehensive loss	(3,863)	(3,818)
Accumulated deficit	(647,484)	(638,986)

Total shareholders' equity	67,291	76,401

Total liabilities and shareholders' equity	393,243	401,956